Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED SEPTEMBER 15, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our recent acquisition;

•	to disclose the transaction price for each class of our common stock as of October 1, 2020;

•	to disclose the calculation of our August 31, 2020 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Recent Acquisition Update

Investment Portfolio—Investments in Real Estate” beginning on page 122 of our prospectus is supplemented with the following:

On September 11, 2020, we acquired a fee-simple interest in a 398,000 square foot light industrial park in Nashville, Tennessee (the “Airport Logistics Park”) for $62.3 million, excluding closing costs. The Airport Logistics Park is a newly constructed, Class A “last mile” industrial park with six buildings, situated in an A+ infill and supply constrained location adjacent to the Nashville International Airport. Nashville is well positioned as a regional logistics hub: Tennessee shares a border with 8 different states, 75% of the US market is within a 2-hour flight and 12 million people live within a 2.5-hour drive (three major interstates converge on Nashville). The Property features top-of-market specifications including ESFR fire protection, 30’ clear heights and LED lighting. Airport Logistics Park is 100% occupied with a weighted average lease term (“WALT”) of 6.6 years, no lease expirations until 4Q 2023, and average annual contractual rent bumps of 2.65%. The Property caters to a diverse group of tenants (14 tenants with an average lease size of 28,000 square feet) consisting of national or global companies – many of which were deemed “essential businesses” during COVID-19. Nashville is one of the fastest growing cities in the US, experiencing 17% population growth since 2010. The expanding population is the result of the attractive quality of life (including no state wage tax) and outsized employment growth (38% over the past 10 years).

October 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2020 (and repurchases as of September 30, 2020) is as follows:

Transaction Price (per share)
Class S	$21.36
Class T	$21.22
Class D	$21.25
Class I	$21.31

The October 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2020. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP11-0920

August 31, 2020 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of August 31, 2020 ($ and shares in thousands):

Components of NAV	August 31, 2020
Investments in real properties	$3,813,931
Investments in real estate-related securities	228,594
Cash and cash equivalents	132,971
Restricted cash	89,514
Other assets	21,829
Debt obligations	(2,552,075)
Subscriptions received in advance	(52,371)
Other liabilities	(69,373)
Performance participation accrual	(46)
Management fee payable	(1,674)
Accrued stockholder servicing fees (1)	(646)
Minority interest	(14,928)
Net asset value	$1,595,726
Number of outstanding shares	74,817

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2020, we have accrued under GAAP $64.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$854,340,397	$46,365,221	$50,858,755	$633,923,170	$10,238,170	$1,595,725,713
Number of outstanding shares	40,004,397	2,185,123	2,392,829	29,753,779	480,539	74,816,667
NAV per share as of August 31, 2020	$21.36	$21.22	$21.25	$21.31	$21.31

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.5%	5.2%
Hotel	9.2%	8.0%
Office	7.2%	6.0%
Industrial	6.7%	6.2%
Medical office	6.7%	5.8%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.8%	+1.9%	+1.9%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+1.7%	+2.9%	+2.5%	+3.1%
(weighted average)	0.25% increase	(2.8)%	(1.6)%	(2.8)%	(2.3)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of July 31, 2020 ($ and shares in thousands):

Components of NAV	July 31, 2020
Investments in real properties	$3,694,897
Investments in real estate-related securities	264,358
Cash and cash equivalents	88,942
Restricted cash	93,132
Other assets	23,952
Debt obligations	(2,488,544)
Subscriptions received in advance	(57,489)
Other liabilities	(68,223)
Performance participation accrual	(46)
Management fee payable	(1,610)
Accrued stockholder servicing fees (1)	(633)
Minority interest	(14,900)
Net asset value	$1,533,836
Number of outstanding shares	71,943

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2020, we have accrued under GAAP $64.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$829,006,709	$44,982,060	$50,224,090	$599,388,837	$10,234,470	$1,533,836,166
Number of outstanding shares	38,834,661	2,120,711	2,363,886	28,143,045	480,539	71,942,842
NAV per share as of July 31, 2020	$21.35	$21.21	$21.25	$21.30	$21.30

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 75,568,114 shares of our common stock (consisting of 40,434,310 Class S shares, 2,352,775 Class T shares, 2,476,540 Class D shares and 30,304,489 Class I shares) in the primary offering for total proceeds of $1.6 billion and (ii) 1,908,976 shares of our common stock (consisting of 1,230,965 Class S Shares, 49,583 Class T Shares, 84,974 Class D Shares and 543,454 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $40.5 million. We intend to continue selling shares in the offering on a monthly basis.

3